September 11, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Susan C. Block, Esq.

Re:	UFood Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333- 152006

Ladies and Gentlemen:

On behalf of our client, UFood Restaurant Group, Inc., a Nevada corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 25, 2008 (the “Comment Letter”) addressed to George Naddaff, Chairman and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 filed by the Company on June 27, 2008 and Amendment No. 1 thereto filed on July 9, 2008 (as amended, the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 2 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Ms. Block a hard copy of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement.

General

1.	Please revise your disclosure throughout your filing to eliminate marketing language such as “great-tasting” and “better for you”.

Response

The Company has revised its disclosures to modify such phrases as “great-tasting” and “better for you.” Furthermore, where appropriate, the Company has qualified the description of certain attributes of its products and certain trends in its market as being the Company’s beliefs. The Company notes that the revised language is comparable to language used by Organic to Go Food Corporation to describe its business in a registration statement on Form S-1 that was filed with the Commission on May 2, 2008 and that was declared effective on May 13, 2008.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

2.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response

The Company has updated the financial statements to comply with Rule 8-08 of Regulation S-X at the effective date of the Registration Statement.

3.	Please provide a currently dated consent from the independent registered public accounting firm in the amendment.

Response

The Company has provided a currently dated consent from its independent registered public accounting firm.

Summary, page 3

4.	We note your statement that the summary highlights those aspects of the offering that you deem most significant. Please note that the summary should be a complete summary. Please revise accordingly.

Response

The Company has revised the disclosure to note that the summary highlights information appearing elsewhere in the prospectus.

Our Company, page 3

5.	Please revise to state that it is your belief that there is a growing trend toward healthier living and eating. Similarly revise throughout.

Response

The Company has revised its disclosures throughout the Registration Statement to indicate it is the Company’s belief that there is a growing trend toward healthier living and eating.

6.	Please also revise to state that it is your belief that you use high quality ingredients and healthy cooking techniques.

Response

The Company has revised its disclosures throughout the Registration Statement to indicate it is the Company’s belief that it uses higher quality ingredients and healthier cooking techniques.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

7.
We note your disclosure that as Axxent Media Corporation your business was to obtain reproduction and distribution rights to foreign films within North America and also to obtain the foreign rights to North American films. Please clarify whether or not you are still pursuing this aspect of business.

Response

The Registration Statement has been revised to clarify that the Company is no longer pursuing efforts to reproduce and distribute rights to films.

8.
We note your disclosure that you have entered into franchise and development agreements to open 46 UFood Grill outlets and that you have 75 franchise locations under development. To the extent you discuss future plans for your operations, the discussion should be balanced with time frames for implementing future plans and any obstacles involved before the planned operations can commence. Include in the discussions any costs to you and the availability of financing. Similarly revise under “Description of Business,” at page 47.

Response

The Company has revised its disclosure under “Our Company” and “Description of the Business” to incorporate a discussion of our future plans with time frames and any obstacles involved before planned operations can commence. The Company has also included a discussion of the costs to the Company.

The Offering, page 4

9.	Please update the number of common stock outstanding to the most recent practicable date.

Response

The Company has updated the number of shares of common stock outstanding to a recent date.

Note Regarding Forward-Looking Statements, page 5

10.
We note your reference to the Private Securities Litigation Reform Act of 1995. Please do not include references to the Act because it does not appear to apply to you because you are a penny stock issuer or advise us why you think it does apply to you. In the alternative, revise to state that the safe-harbor provisions do not apply to you. Refer to Section 27A of the Securities Act of 1933.

Response

The Company’s Registration Statement as previously filed does not reference the Private Securities Litigation Reform Act of 1995.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Risk Factors, page 5

11.
Please remove the references in your first paragraph that you discuss only the most significant risk factors, and that additional risks may arise or prove more significant than expected. All material risks should be described. If risks are not deemed material, please do not reference them.

Response

We have revised the first paragraph to indicate that the risk factors discussed are those material to the Company’s business, prospects, financial condition and results of operations.

12.	Some of your risk factors subheadings appear too general. Subheadings should reflect the risk you discuss in the text. Please revise as appropriate. Refer to Item 503(c) of Regulation S-K.

Response

We have revised the risk factors subheadings to more clearly reflect the risk discussed in the text.

13.
Please create a risk factor to discuss Manning Elliot’s substantial doubt regarding your ability to continue as a going concern and your subsequent dismissal of Manning Elliot as your principal accountants or advise.

Response

The Company does not believe it is appropriate or necessary to include a risk factor describing the substantial doubt expressed by Manning Elliot in their audit report dated June 13, 2007 on Axxent Media’s 2006 financial statements or the dismissal of Manning Elliot as the Company’s principal accountant following the reverse merger in December 2007.

The dismissal of Manning Elliot was not related to any disagreement with its doubt regarding the Company’s ability to continue as a going concern. As stated in the Registration Statement, “there were no disagreements with Manning Elliot on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Manning Elliot, would have caused it to make references to the subject matter of the disagreement in connection with its report.” Manning Elliot expressed its agreement with this statement in its letter that was filed as Exhibit 16.1 to our Current Report on Form 8-K/A on March 11, 2008.

The doubt expressed by Manning Elliot regarding the Company’s ability to continue as a going concern centered on the Company’s financial condition and lack of liquidity to finance its operations at June 13, 2007. Subsequent to the issuance of Manning Elliot’s report, the Company sold $12.9 million of its securities. Carlin, Charron & Rosen LLP succeeded Manning Elliot as the Company’s independent registered public accountants following the reverse merger in December 2007. Carlin, Charron & Rosen’s audit report dated April 14, 2008 on UFood’s 2007 financial statements did not express a doubt regarding the Company’s ability to continue as a going concern.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Further, it should be noted that there are risk factors describing the Company’s limited operating history (page 5) and the Company’s expectations that operating losses will continue for the forseeable future (page 6). Also, in another risk factor, the Company states it is highly likely that it will need to raise additional capital to meet its business requirements in the future (page 13).

There Are Risks Inherent in Expansion …., page 6

14.
We note your disclosure that you cannot assure investors that your new restaurants will generate revenues or profit margins consistent with those restaurants currently operated by you and your franchisees. Please revise to provide quantitative information about the current profitability of your various restaurants, given the fact that you have incurred annual operating losses and generated negative cash flows since your inception.

Response

The Company has revised the risk factor to include quantitative information about the current profitability of the Company’s restaurants.

There Is Intensive Competition …., page 8

15.
We note your statement that you believe that your products and services are sufficiently different from those of other restaurants and food-service establishments. Please briefly revise your disclosure to provide a description of how your products and services differ.

Response

The Company has revised its disclosure to indicate that it strives to differentiate itself from other restaurants and food service companies through the nutritional attributes of the items it offers on its menu, the manner in which those items are prepared and the environment in which they are served.

Our Business Is Affected By Changes …., page 8

16.
We note your disclosure relating to discretionary consumer spending, general economic conditions and the availability of discretionary income. Please revise your disclosure under this subheading and throughout your Risk Factors section to describe how the current economic climate, including volatility in food and energy prices, increased unemployment, home foreclosures and tightening credit conditions, is affecting your business. This will allow investors to assess the risk.

Response

The Company has revised its disclosures to describe how current economic conditions have affected its business. We note that overall, through the first six months of 2008, the volatility in food and energy prices has not had a significant impact on costs or availability of our menu offerings and other products. However, we believe that other general economic conditions, such as increased unemployment, home foreclosures and tightening credit conditions, have contributed to decreases in consumers’ discretionary income which in turn have adversely affected our sales and may further adversely affect them.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Selling Stockholders, page 17

17.
Please provide a more complete description of the transactions by which the selling shareholders acquired the shares being registered for sale. In this regard, please indicate by footnote disclosure to the selling stockholder table or otherwise, how each selling shareholder received the shares that are being registered for sale.

Response

As currently disclosed in the “Selling Stockholders” section, the selling stockholders acquired the shares that are being registered (i) in the private placement completed on March 31, 2008, (ii) upon conversion of convertible notes upon the closing of the merger on December 18, 2007, or (iii) as partial payment for consulting services.  We have revised the footnote disclosure to the selling stockholder table to indicate how each selling stockholder received the shares that are being registered.

18.
We note that Jeffrey P. Ross is listed as a selling stockholder on page 23 and Jeffrey Ross is listed as a signatory to the registration statement. Please confirm that this is not the same individual or revise your table to clearly indicate the relationship, if any, Mr. Ross has had within the past three years with you or any or your affiliates.

Response

The Jeffrey P. Ross listed as a selling stockholder is the same Jeffrey P. Ross who is a director of the Company and who signed the registration statement. A footnote to the selling stockholder table reflecting this fact was inadvertently omitted and has been added.

19.
We note your disclosure that 19 of the selling stockholders are affiliates of broker dealers. Please provide an analysis supporting the position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling stockholders have held the securities;
•	the circumstances under which the selling shareholders received the securities;
•	the selling shareholders’ relationship to the issuer;
•	the amount of securities involved;
•	whether the sellers are in the business of underwriting securities, and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Response

The selling stockholders who are identified as affiliates of broker-dealers acquired their securities in the private placement offering between December 2007 and March 2008. Other than their participation in the private placement, these selling stockholders have informed us that they had no other relationship with the Company. The table below provides information regarding when each of these selling stockholders acquired their securities with respect to which shares are being registered in the Registration Statement, the amount of such securities and whether the selling stockholder is in the business of underwriting securities.

Name	Date Shares Acquired	Number of Shares Acquired	Number of Shares Represented by Warrants Acquired	Whether in Business of UnderwritingSecurities*
Anasazi Partners II, LLC	December 2007	50,000	25,000	Yes
Baker, Adrienne	December 2007	100,000	50,000	Yes
Baker, Christopher P.	December 2007	100,000	50,000	Yes
Basile, Thomas P.	December 2007	10,188	5,094	No
Cimarolo Partners, LLC	December 2007	100,000	50,000	Yes
Conti, Douglas T.	December 2007	20,375	10,188	No
Donato, Nicholas Jr.	December 2007	5,000	2,500	No
Icon Capital Partners, LP	December 2007	203,188	101,594	No
Johnson, Ben	December 2007	100,000	50,000	No
Lynch, Thomas IV	December 2007	15,000	7,500	Yes
Metzger, David	January 2008	25,000	12,500	No
Papi, Paul	December 2007	51,063	25,531	No
Rapoport, Michael	December 2007	51,063	25,531	Yes
Rosten, Peter	January 2008	50,000	25,000	No
Timothy M. Holmes Trust	December 2007	71,313	35,656	No
Vellon, William D.	December 2007	50,938	25,469	No
Wagner, L. Reginald	December 2007	51,063	25,531	No

* Based on information provided by the selling stockholder.

Craig Miller and Al Krzewina have informed us that they are no longer affiliates of a broker-dealer. The table in the Registration Statement has been revised accordingly, and Mr. Miller and Mr. Krzewina are not included in the table above.

In their subscription agreements in connection with the private placement offering, each of these selling stockholders provided us with the following representations and warranties:

“The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby (other than commissions to be paid by the Company to the Placement Agent or as otherwise described in the Memorandum) and, in turn, to be paid to its selected dealers.”

“The Purchaser is acquiring the Units solely for such Purchaser's own account for investment purposes only and not with a view to or intent of resale or distribution thereof, in whole or in part. The Purchaser has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any part of the Units, the shares of Common Stock, the Warrants or the Warrant Shares, and the Purchaser has no plans to enter into any such agreement or arrangement.”

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Each also confirmed that (i) it did not receive the securities as compensation for investment banking services to the Company and (ii) at the time of the purchase thereof, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on these facts, we have concluded that the resale of the securities by these affiliates of broker-dealers is not an indirect primary offering and that none of these selling stockholders is acting as a conduit for the Company.

Use of Proceeds, page 28

20.
It is unclear how you calculated the $13,034,068 of estimated proceeds from the selling shareholders if they were to exercise their warrants in full. According to the disclosure on page 17, the selling shareholders hold warrants exercisable into 10,376,191 shares of your common stock. The aforementioned amount of estimated proceeds equates to an average exercise price of $1.26 per share. However, according to the table of page 66, the exercise prices for your warrants range from $1.00 to $1.25 per share. Please revise, as appropriate, to correct this apparent inconsistency.

Response

The Company has revised its calculation of the estimated proceeds to correct the apparent inconsistency. See response to comment #21.

21.
Since certain warrants may be exercised by cashless exercise, your disclosures of the amount of estimated proceeds from the selling shareholders if they exercise their warrants in full should be a range. The low end of the range should assume the maximum amount of cashless exercises and the high end of the range should assume that all warrants are exercised by cash payment.

Response

The Company has revised the estimated proceeds that would be received from the selling shareholders if they were to exercise their warrants in full. The proceeds to be received from the selling shareholders are between $3,645,832 (assuming the maximum amount of cashless exercises) and $12,970,251 (assuming all warrants are exercised by cash payment). The weighted average exercise price of the warrants is $1.25 per share.

Dividends, page 29

22.
We note your disclosure that a loan agreement with your senior lender prohibits you from paying cash dividends. Please revise your disclosure to briefly describe such restrictions and provide quantitative information about the loan agreement. Alternatively, you may cross reference to a specific discussion of such restrictions in the Management’s Discussion and Analysis section of your filing.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Response

The Company has revised the disclosure under “Dividends” to briefly describe the restrictions imposed by the loan agreement on the payment of dividends. In addition, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Funding and Capital Resources” to include additional information about the loan agreement and added a cross reference thereto under “Dividends”.

Securities Authorized for Issuance Under Equity Compensation Plans, page 30

23.
Please describe briefly, in narrative form, the material features of each compensation plan under which you authorized equity securities for issuance that was adopted without approval of security holders. Refer to Item 201(d)(3) of Regulation S-K.

Response

The Company has added a footnote to the table showing the number and weighted average exercise price of options, warrants and rights outstanding under its equity compensation plans. The footnote explains that the options that are shown in the table as having been granted pursuant to an equity compensation plan not approved by security holders represent non-qualified stock options that were granted to the Company’s chief operating officer by a vote of the Board of Directors on December 6, 2007. There is no compensation plan with respect thereto, nor any compensation plan adopted without approval of security holders.

Management’s Discussion and Analysis or Plan of Operation, page 30

24.
Revise significantly to discuss your future business plans in greater detail. Discuss each step you plan to take toward producing growth in both store operations and franchise operations, generating revenues and your anticipated timetable and funding sources. You should disclose specific cost estimates and financing plans.

Response

The Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Growth Strategy” to incorporate a discussion of our future business plans in greater detail, including a discussion of the steps to produce growth in store operations and franchise operations, the anticipated timetable for opening new franchisee-owned and company-owned locations and funding requirements.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Recent Developments, page 32

25.	Please explain what you mean by the term “guerilla marketing” on page 33 and revise your disclosure to provide details about your “guerilla marketing” activities.

Response

The Company has deleted the reference to guerilla marketing.

Three Months Ended March 30, 2008, Compared to Three Months Ended April 1, 2007, page 34

26.
We note your disclosure of comparable store sales, which are based on sales for stores that have been in operation for the entire period of comparison. However, we also note that you have included extensive disclosures with respect to average weekly sales, which appears to be heavily impacted by the opening of new stores. As a result, you have disclosed that comparable store sales have decreased while average weekly sales have increased during the same periods. We believe you should present information that is the most meaningful in providing investors with an understanding of your business. Accordingly, please include disclosures with respect to your actual revenues and comparable store sales, but remove the disclosures related to average weekly sales. Similarly revise your discussion of Fiscal Year Ended December 30, 2007, Compared to Fiscal Year Ended December 31, 2006, beginning on page 39.

Response

The Company has removed the disclosures related to average weekly sales but has retained the discussion of actual revenues and comparable store sales.

Liquidity, Funding and Capital Resources, page 43

27.
Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. For example, you state on page 51 that you plan to grow your store base through the building of company-owned stores. However, since you have not had positive operating cash flows for the past two fiscal years, it would appear that your strategy is to fund your growth principally through debt and equity financing. In this regard, in order to provide investors with a better understanding of your total capital and financing requirements, please consider revising your disclosure to provide the approximate amount of capital expenditures required to execute your current operating plan. Your disclosures should include, in a tabular format, the approximate amount of cash as well as debt or equity financing required for the following:

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

•	to sustain your current operations;
•	for the development of new stores;
•	for the planned conversion of franchise-owned and company-operated stores operating under the KnowFat! tradename to stores operating under the UFood Grill tradename;
•	and for marketing and promotional services

Additionally, please indicate whether your growth strategy is dependent on the exercise of warrants or if additional funds will be required to successfully implement your operating plan. Finally, if you currently have no bank lines of credit or other identified sources of debt financing, please revise to include disclosures to that effect.

Response

The Company has revised its discussion of liquidity, funding and capital resources to incorporate a discussion of the Company’s long-term liquidity needs. The revised disclosure includes a table showing the estimated capital required to fund the Company’s operating activities (excluding marketing and promotion services), new store construction costs, other capital expenditures, costs to convert Company-owned and franchise-owned stores to the UFood Grill concept, marketing and promotion services and debt repayments through June 30, 2010. The revised disclosure also indicates that additional funds will be required to implement the Company’s operating plan through June 30, 2010 and the Company’s growth strategy is not dependent on the exercise of warrants. The Company has also disclosed that it has no bank lines of credit or other identified sources of debt financing.

Restrictions on Payments by Subsidiaries, page 45

28.
Please revise your disclosures to include a discussion of the nature and extent of the credit agreement restrictions on KFLG’s right to declare or pay any distributions or dividend to UFood Restaurant Group and the impact such restrictions have had or are expected to have on the ability of UFood Restaurant Group to meet its cash obligations. Refer to Item 303 of Regulation S-K.

Response

The Company has revised its disclosure to include a discussion of the nature and extent of the credit agreement restrictions on KFLG’s right to declare or pay any distributions or dividends and to indicate that the restrictions have not had and are not expected to have an impact on the Company’s ability to meet its cash obligations.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Contractual Obligations and Other Commitments, page 45

29.
As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable, please disclose the methodology used to estimate the interest payment.

Response

The Company has revised the table of contractual obligations and other commitments to include scheduled interest payments and, where interest rates are variable, the methodology used to estimate interest payments.

Description of Business, page 47

30.
We note your disclosure on page 9 regarding the recent volatility in certain commodity markets, and your business’ dependence on deliveries of fresh meat and produce. Please revise your “Description of Business” section to include a discussion of the availability of raw materials, such as food supplies. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response

We refer the Staff to the disclosure under the “Suppliers” subheading on page __, which includes a discussion of the sources of the Company’s food supplies. We have also added that overall, through the first six months of 2008, the volatility in food and energy prices has not had a significant impact on the cost or availability of products we offer at our restaurants.

Industry Background, page 48

31.	Please confirm, if true, that the materials from the National Restaurant Association were not prepared and paid for by you but are publicly available.

Response

The Company confirms that the materials from the National Restaurant Association were not prepared by or for nor paid for by the Company and that such materials are publicly available.

Growth Strategy, page 50

32.	Please revise to remove references to Meineke, Casual Male and the George Foreman Grill throughout or advise.

Response

The Company has removed the references to Meineke, Casual Male and the George Foreman Grill.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Growth Strategy, page 51

33.
You state on page 51 that you have already instituted a loyalty program that utilizes magnetically encoded discount loyalty cards with your repeat customers. In this regard, please provide us with more details regarding your discount program and accounting policy for such program.

Response

The Company’s loyalty program is marketed as the “In-the-Know” Program. Participation in the program is free. Members receive the following benefits:

•	a 3% rebate
•	coupons redeemable for free food items
•	a birthday meal credit.

The Company gives customers a 3% rebate (called BodyBuck$) on their purchases. For example, if a customer spends $10, s/he will receive 30 points. The customer can request a $3 coupon from our store cashier for every 100 points that have not been redeemed. The coupon can be applied towards the cost of the customer’s next purchase at our store. In addition, on a member’s birthday, the member’s account is credited with 300 points towards a birthday meal. Through August 2007, In-the-Know members have earned 5,852,233 points ($175,567 retail value) and redeemed 778,700 points ($23,361 retail value) representing a redemption rate of approximately 13%. It should be noted that the unredeemed point balance of 5,073,533 points ($152,206 retail value) includes 2,620,300 points ($78,609 retail value) earned by customers more than 12 months ago and who have not made a purchase in the last 12 months.

In addition to the 3% rebate and the birthday meal credit, the Company periodically emails In-the-Know members coupons that can be used to receive a free food item or can be taken as a discount to the retail value of the customer’s next purchase.

The Company’s website also states that In-the-Know members will automatically be entered in sweepstakes sponsored by the Company from time to time. To date, the Company has sponsored only one sweepstakes. The only prize was an opportunity to meet George Foreman during his visit to one of our stores. The Company recently decided to discontinue its sweepstakes promotion.

The Company accounts for the rebates and coupons given to its In-the-Know members in accordance with EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer, in particular the guidance expressed in Exhibit 01-9C. The Company records the retail value of the rebates and the coupons as a reduction of revenue at the time they are recognized in the Company’s income statement. To date, the rebates and coupons have not resulted in “negative revenue”.

The Company closely monitors rebates earned and redeemed and recognizes the liability for unredeemed rebates at the time the rebate is earned. The amount of the liability is measured based on the estimated redemption rate (13%) based on historical experience. At the end of August, the Company estimates its liability for unredeemed rebates was $19,787 (retail value) (13% of $152,206).

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

In the case of coupons, the cost of the incentive is measured based upon actual coupon usage and is recognized by the Company in its statement of operations at the time the coupon is redeemed by the customer.

We believe impact of the loyalty program is not material to our financial position, results of operations or cash flows and does not require disclosure in the Registration Statement or in the footnotes to the financial statements.

Competition, page 52

34.
We note your disclosure on page 9 that your stores are concentrated in a small geographic region in the greater Boston area. Please revise your disclosure under the heading “Competition” to include a discussion of the competitive conditions in the greater Boston area, including your competitive position, if known. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response

The Company has expanded its disclosure by describing the competitive conditions in the Boston area. As discussed in our revised disclosure, we believe that only b. good offers similar products and services as ours in the greater Boston area; therefore, we do not believe a discussion of our competitive position in the Boston area would be meaningful to investors.

35.
Please revise to provide a basis for your statement that there are no national chains of health-oriented quick-service restaurants that cover the entire United States or a number of states or delete this statement.

Response

The Company has revised its disclosure to indicate that it is not aware of any national chains of health-oriented quick-service restaurants that cover the entire United States or a number of states. The Company’s chief executive officer and chief operating officer are experienced restaurant executives with more than 50 years of combined experience in the restaurant industry. As a result of their extensive experience and contacts within the restaurant industry, they are aware of other “better for you” concepts and they would be expected to be aware of any chains of health-oriented quick-service restaurants that cover the entire United States or a number of states. They are not aware of any such chains. In addition, recent discussions with representatives of investment banking firms confirm the Company’s belief that there are no national chains of health-oriented quick-service restaurants.

Legal Proceedings, page 54

36.
We note your disclosure in Note 14 to the Consolidated Financial Statements that you intend to assert claims against a general contractor for the amounts claimed by certain subcontractors. Please advise or include this information under the subheading “Subcontractors’ Claims” so that it is clear to investors that you remain subject to the claims of the subcontractors unless and until you prevail against the general contractor.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Response

The Company has included the disclosure contained in Note 14 of the Consolidated Financial Statements under the subheading “Subcontractors’ Claims”.

Certain Relationships and Related Transactions, page 62

37.
Please disclose the approximate dollar value of the amount involved in the transaction between George Naddaff and KnowFat, and the approximate dollar value of the amount of Mr. Naddaff’s interest in the transaction. Please provide the same information regarding the transaction between the company and Brent Hahn.

Response

The Company has revised its disclosures and included the approximate dollar value of the amount involved in the transaction between George Naddaff and KnowFat and the approximate dollar value of the amount of Mr. Naddaff’s interest in the transaction. The Company also revised its disclosure to provide the same information regarding the transaction between the Company and Mr. Hahn.

38.	Please disclose the basis on which you consider Spencer Trask Ventures, Inc. and its related parties, to be a related person to the company. Refer to Item 404(d) of Regulation S-K.

Response

The Company considered Spencer Trask Ventures, Inc. and its related parties to have been a related person to the Company based upon the definition of a related party set forth in Instruction 1(b)(i) to Item 404(a) of Regulation S-K. We have been informed by Spencer Trask Ventures that its related entities beneficially owned more than 10% of the outstanding capital stock of the surviving entity in the reverse merger and continue to do so. We have added this information to the disclosure.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Description of Warrants, page 66

39.
In order to facilitate an understanding of the potential proceeds to be received if these warrants are exercised, please revise the table on page 66 to add columns showing the number of warrants currently exercisable and the number of warrants that may be exercised by cashless exercise. Please ensure that your revised table clearly indicates the additional columns show numbers of warrants that are included within the total number of warrants currently displayed in the first column. Further, we suggest the revised table summarize the number of warrants (not shares) and that you add disclosure indicating, if true, that each warrant is exercisable into one share of your common stock.

Response

The Company has revised the table as requested. The Company included a column in the table to show the number of shares of common stock issuable upon the exercise of the various warrants since not all of the warrants are exercisable into one share of common stock.

Consolidated Financial Statements for the Unaudited Fiscal Quarter Ended March 30, 2008

Note 6 - Commitments and Contingencies, page F-11

40.
You state that you settled the matter associated with a former franchisee in April 2008. In this regard, please tell us and revise your filing to disclose how this matter was resolved and how any amount you paid in connection with this settlement will be reflected in your financial statements.

Response

As noted in the response to Comment #2, the Company has updated the financial statements to comply with rule 8-08 of Regulation S-X. The matter involved a threatened claim by a former franchisee. The Company and the former franchisee reached a confidential settlement in April 2008 that included a monetary payment to the franchisee as well as the payment of the franchisee’s legal fees. The Company recognized a liability on its March 30, 2008 balance sheet for the settlement amount and legal fees. The Company has revised the disclosures in its footnote describing its commitments and contingencies to indicate the Company recognized the settlement and legal costs in its operating results for the six months ended June 29, 2008. Due to the confidential nature of the settlement agreement, the revised disclosure does not include the amount of the settlement or legal fees.

Note 8 - Earnings per share, page F-12

41.	The caption to Note 8 should be revised to indicate that you reported a loss per share. Similarly revise the caption to Note 17 of your audited financial statements.

Response

The Company has revised the caption of the “EPS” footnote to indicate that the Company reported a loss per share for the periods presented. The Company has also changed the caption of Note 17 to its audited financial statements to indicate that the Company reported a loss per share.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

42.
You state that diluted earnings (loss) per share are not presented. However, diluted loss per share amounts are presented on the face of your consolidated statements of operations. Please revise Note 8 to indicate that diluted loss per share for the periods presented is the same as your basic loss per share because the effect of all of your potentially dilutive securities is anti-dilutive. Similarly, revise Note 17 of your audited financial statements.

Response

The Company has revised the “EPS” footnote to indicate that the diluted loss per share for the periods presented is the same as the basic loss reported per share because the effect of potentially dilutive securities is anti-dilutive. The Company has also revised Note 17 of its audited financial statements.

43.
It is unclear how you calculated the amounts of potentially diluted securities disclosed in Note 8. These amounts should reflect all of your potentially dilutive securities since you reported net losses during the periods presented. Similarly revise Note 17 of your financial statements. See paragraph 40(c) of SFAS 128.

Response

The Company reviewed paragraph 40(c) of SFAS 128 and has corrected the number of potentially dilutive securities for the periods presented. The Company has also corrected the number of potentially dilutive securities disclosed in Note 17 of its audited financial statements.

Note 10 - Subsequent Events, page F-13

44.
We note your disclosure of the sale of 1,991,000 Units on March 31, 2008. However, based on the amounts of outstanding securities shown on page 65, it appears you have issued additional securities since that sale. Accordingly, please update Note 10 to disclose all subsequent events involving any of your securities. In this regard, consider adding a table summarizing all of your issuances of common stock, options and warrants subsequent to March 30, 2008.

Response

The Company has updated the financial statements in the filing in accordance with Rule 8-08 of Regulation S-X. Notes 4 (Capital Stock) and 5 (Stock-Based Compensation) of Notes to Consolidated Financial Statements for the three and six month periods ended June 29, 2008 include a description of all issuances of common stock, options and warrants subsequent to December 30, 2007.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2007

Note 4 - Acquisitions, page F-25

45.
Please revise filing to include substantive disclosures related to the underlying business reasons for the Downtown Crossing acquisition. Additionally, given that your current plan calls for only approximately 10% of your stores to be company-owned (as stated on page 51), please explain why you acquired the business assets of this franchisee when you view yourselves primarily as a franchisor (as stated on page 31). Furthermore, your disclosures should be revised to include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. For guidance, refer to paragraph 51(b) of SFAS 141. Provide similar disclosures with respect to your acquisition of Landmark Center.

Response

The Company has revised Note 4 to include substantive disclosures related to the business reasons for the Downtown Crossing and Landmark Center acquisitions as well as a description of the factors that resulted in the recognition of goodwill from the Downtown Crossing acquisition.

46.
Please provide us with the underlying business reasons for the structure behind the purchase price (i.e., the reasons for providing a 5% royalty to the seller in the Landmark Center acquisition) and how you plan to account for the contingent payments of amounts ranging from 40% to 50% of the sale proceeds or $450,000, whichever is greater in the event of a sale.

Response

The purchase price was structured to meet the respective needs of the seller and the buyer and was negotiated on an arms-length basis. At the time he signed a long-term lease to operate a KnowFat restaurant in the Landmark Center, the seller had $450,000 of cash and believed he could secure the additional funds necessary to construct and operate the store. Unfortunately, the seller was unable to secure the additional funds. With insufficient funding and a significant lease liability, the seller approached the Company to discuss a possible transaction. Motivated by a desire to open KnowFat locations as quickly as possible to establish the brand, the Company viewed the acquisition as an opportunity to open a restaurant in a superior location and acquire cash that could be used to pay a portion of the store’s build-out costs. The seller was in need of a buyer who would (1) assume the lease liability (2) pay the seller a future income stream and (3) provide the seller with an opportunity to share in the proceeds if the buyer sold the store. As a result of arms-length negotiations, the Company agreed to assume the lease liability, pay the seller a 5% royalty (the same royalty percentage the Company receives from its other franchisees, and provide the seller with a contingent payment of between 40% and 50% of any sales proceeds received from the sale of the store or $450,000, whichever is greater. At the time of the transaction the store was expected to generate sales of over $1.0 million. For the twelve months ended December 30, 2007, the Landmark Center store generated sales of $1.1 million.

The $450,000 of cash that was acquired was recorded as a note payable at the time of the acquisition.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

47.
Please revise your filing to disclose the allocation of the purchase price Landmark Center acquisition in a table similar to that included for the Downtown Crossing acquisition on page F-25. Additionally, your disclosures should also disclose the reporting unit to which goodwill was allocated at the time of purchase as required by paragraph 52(c) of SFAS 141 and Illustration I in Appendix C to SFAS 141.

Response

The Company reviewed paragraph 52(c) of SFAS 141 and Illustration I in Appendix C to SFAS 141. Note 4 has been revised to disclose the allocation of the purchase price paid for the Landmark Center acquisition, which was $-0-, and the reporting unit to which goodwill recognized in connection with the Downtown Crossing was allocated at the time of purchase.

48.	Please revise your filing to include the pro forma disclosures with respect to the acquisitions described in Note 4. See paragraphs 54 and 55 of SFAS 141.

Response

The Company reviewed SFAS 141 and has revised Note 4 to include pro forma disclosures relating to the acquisition of the Downtown Crossing location as required by paragraphs 54 and 55 of SFAS 141. The Landmark Center acquisition involved the acquisition of a business that had no operations. Therefore, no pro forma information has been presented for Landmark Center.

Note 5 - Disposal of Assets, page F-26

49.
With respect to the closure of one restaurant and the sale of another restaurant during 2007, please tell us why the dispositions of these two stores were not accounted for as discontinued operations. For guidance, refer to SFAS 144 and Example 13 in Appendix A to SFAS 144.

Response

The Company reviewed Example 13 in Appendix A to SFAS 144 at the time it accounted for the closure of one restaurant and the sale of another restaurant in 2007. The Company also reviewed 10-K’s and 10-Q’s filed by peer companies to understand how they accounted for stores that were closed or sold as part of their ongoing business plan.

The Company did not account for the loss resulting from the disposal of the two stores as discontinued operations because the stores were located in the greater Boston market and cash flows from the Boston market continued after the disposition of the two stores. After the dispositions, the Company continued to have an ongoing business relationship with other franchisees in the market and continued to operate three other Company-owned stores in the greater Boston market.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

The Company notes that in 2007, McDonald’s Corporation and Panera Bread Company closed and/or sold company-owned stores and did not account for the dispositions as discontinued operations.

50.
According to the disclosure in Note 4, you paid over $1.1 million for the Downtown Crossing location. Less than one year later, you sold your restaurant in Shrewsbury, Massachusetts and received less than $200,000 in sales proceeds. In this regard, please tell us the underlying reasons for the significant difference in the price of these franchises.

Response

The acquisition of the Downtown Crossing store in October 2006 and the sale of the Shrewsbury store in September 2007 were based upon arms-length negotiations.

The $1.1 million purchase price the Company paid for the Downtown Crossing store reflected its location, its operating performance and opportunities the Company believed existed to increase the store’s revenues. On a pro forma basis, the Downtown Crossing store generated revenues of approximately $1.2 million during the year ended December 31, 2006 and incurred a net loss of approximately $27,000.

The $200,000 sales price the Company received for the Shrewsbury store was approximately 56% of the $356,000 purchase price the Company paid for the store in 2005. The sales price reflected the fact that the Shrewsbury store incurred losses of approximately $100,000 in 2006 and 2007, respectively, excluding the loss on disposal, and is not as good of a site as Downtown Crossing.

Note 6 - Goodwill, page F-26

51.	Please revise your filing with respect to changes in the carrying amount of goodwill to comply with paragraph 45 of SFAS 142. For guidance, refer to Illustration I in Appendix C to SFAS 142.

Response

The Company reviewed Illustration I in Appendix C of SFAS 142 and revised Note 6 to show the changes in the carrying amount of goodwill by business segment.

Note 7 - Investor Notes, page F-26

52.
Based on your disclosures and financial statements it is not clear how you accounted for the issuance of warrants to the Placement Agent associated with the issuance of Investor Notes. As such, please tell us and disclose your accounting methodology for this transaction.

Response

The proceeds received from the issuance of the Investor Notes represented bridge financing that was arranged in conjunction with the private placement (sale) of its equity securities (Units) by the Company (see Note 10 “Capital Stock” of Notes to Consolidated Financial Statements for the year ended December 30, 2007). At the time the Investor Notes were issued in September and October 2007, the Company estimated the fair value of the warrants issued to the Placement Agent using the Black-Scholes option pricing model. The estimated fair value of the warrants was recorded as a deferred financing fee at the issuance date and amortized over the respective terms of the Investor Notes. On December 18, 2007, simultaneously with the first closing of the sale of its equity securities (Units), the Investor Notes, by their terms, converted into Units. Since the Investor Notes represented bridge financing to the sale of equity securities, the unamortized balance of deferred financing fee at December 18, 2007 of $272,655 was considered to be a cost of the equity financing transaction (i.e., the sale of Units) and accordingly, was charged to additional paid-in capital. The Company has revised Note 7 to indicate that the unamortized balance of deferred financing fee was charged to additional paid-in capital as a cost of the transaction involving the sale of equity securities.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Note 14 - Commitments and Contingencies, page F-35

53.
Please reconcile your disclosure in Note 14 to Consolidated Financial Statements that the company intends to vigorously defend any claims that may be brought by your former franchisee against the company and certain of its officers and directors for violations of the Minnesota Franchise Act with disclosure under “Recent Developments” on page 33 that the company settled this dispute. Revise throughout for consistency.

Response

Before the Company filed its Annual Report on Form 10-KSB on April 14, 2008, the Company’s former Minnesota franchisee, through his attorney, had indicated he would be willing to drop his claims in exchange for a substantial cash payment. The Company, on the other hand believed it had meritorious defenses to the franchisee’s claims and would prevail in any arbitration proceedings. Consequently, the Company rejected the franchisee’s offer and indicated it planned to vigorously defend any claims. Soon after the Company filed its Form 10-KSB, the franchisee and the Company engaged in discussions that culminated in a settlement agreement in that included a cash payment that was significantly lower than the amount previously being sought by the franchisee. The Company has revised Note 14 to remove the statement that it intends to vigorously defend any claims and has indicated the matter was settled in April 2008.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Part II, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

54.
Please advise or reconcile your disclosure on page 44 that in the fiscal year 2006 you received proceeds of $3,069,466 from the sale of 719,440 shares of series C preferred stock with your disclosure on page II-1 that in 2006 KnowFat sold units consisting of 472,226 shares of series C convertible preferred stock and warrants to purchase 92,688 shares of KnowFat common stock for an aggregate price of $3,069,466.

Response

The Company inadvertently failed to adjust the number of shares of series C convertible preferred stock and warrants set forth in Item 15 on page II-1 to reflect the exchange of each share of common stock of KnowFat Franchise Company issued and outstanding for 1.52350763 shares of common stock of the Company in the reverse merger that occurred on December 18, 2007 and described in Note 1 of Notes to Consolidated Financial Statements for the year ended December 30, 2007. The correct number of shares of series C preferred stock and warrants is 719,440 and 141,211, respectively. The Company has corrected the amounts shown in the disclosures on page II-1.

55.
Revise your disclosure throughout this section to provide disclosure regarding the nature and aggregate amount of consideration you received in return for issuing shares of your common stock for non-cash consideration. Refer to Item 701(c) of Regulation S-K.

Response

We have revised this section to provide disclosure regarding the nature of consideration we received in return for issuing shares of our common stock for non-cash consideration.

Item 16. Exhibits, page II-4

56.
Please file the Joint Venture Agreement dated January 26, 2004 between Messer. Naddaff and Spitz and Low Fat No Fat Gourmet Café, Inc. as an exhibit or explain to us why you believe it is not required.

Response

The Company has filed the Joint Venture Agreement as Exhibit 10.39 to the Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

Item 17. Undertakings, page II-8

57.	Please revise to provide undertaking in Item 512(h) or explain to us why you believe it is not required.

Response

We have revised to provide the undertaking in Item 512(h).

Signatures

58.	Please have your principal accounting officer sign the registration statement.

Response

We have revised the notation to indicate that Mr. Glenn Davis is the Company’s principal financial officer and its principal accounting officer. Mr. Davis has signed the Registration Statement.

59.	Please revise to have Mr. Charles A. Cocotas sign the registration statement or advise.

Response

Mr. Cocotas has signed the Registration Statement.

Other

60.
We note that the article by Restaurant Hospitality entitled “A Big Punch for Menu Labeling” available on your website contains statements encouraging investors to purchase shares of UFood Restaurant Group. Please remove any information from your website that could be considered an offer to sell or a solicitation of an offer to buy your securities or advise.

Response

The Company has removed the Restaurant Hospitality article from its website.

* * * * *

Division of Corporation Finance
Securities and Exchange Commission
September 11, 2008

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment No. 2, please contact me at (212) 400-6910.

Sincerely,

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo

cc:	George Naddaff
Michelle Lacko
Glenn Davis
Adam Gottbetter